Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Intrepid Potash, Inc.:
We consent to the incorporation by reference in the registration statements (No. 333‑150444) on Form S-8 and (No. 333-181135) on Form S-3ASR of Intrepid Potash, Inc. of our reports dated February 12, 2014, with respect to the consolidated balance sheets of Intrepid Potash, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10‑K of Intrepid Potash, Inc.
/s/ KPMG LLP
Denver, Colorado
February 12, 2014